UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2016

Guadalajara, Jalisco, Mexico, July 28, 2016 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended June 30, 2016. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) on April 20, 2015, financial and operating information for the second quarter of 2015 includes the consolidation of the Montego Bay airport. Therefore, information for the six months of 2016 may not be directly comparable with information for the six months of 2015. All peso amounts are presented in nominal pesos.

Summary of 2Q16 vs. 2Q15

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 356.7 million, or 18.9%. Total revenues increased by Ps. 585.5 million, or 27.4%.

•	Cost of services increased by Ps. 10.5 million, or 2.5%.

•	Operating income increased by Ps. 195.8 million, or 19.1%.

•	EBITDA increased by Ps. 232.4 million, or 17.6%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.9% in 2Q15 to 69.1% in 2Q16.

•	Net income and comprehensive income increased by Ps. 295.7 million, or 47.5%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Operating Results

During the second quarter of 2016, total terminal passengers in the Company’s 13 airports increased by 1,134.3 thousand passengers, or 14.8%, compared to the second quarter of 2015. Over the same period, domestic passenger traffic increased by 876.2 thousand passengers, while international passenger traffic increased by 258.1 thousand passengers.

The total passenger traffic increase for 2Q16 was mainly driven by increases at the Guadalajara, Tijuana and Los Cabos airports, which experienced increases of 338.3 thousand (14.1%), 336.3 thousand (29.0%) and 119.7 thousand (12.7%) passengers, respectively.

During 2Q16, the following routes were opened:

Domestic Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

1 For the purpose of comparison of passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015. 2015 figures are also included to provide a better comparison of the performance.

International Terminal Passengers (in thousands):

1 For the purpose of comparison of passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015. 2015 figures are also included to provide a better comparison of the performance.

Total Terminal Passengers (in thousands):

1 For the purpose of comparing passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015. 2015 figures are also included to provide a better comparison of the performance.

Consolidated Results for the Second Quarter of 2016 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at Ps. 18.4935 per U.S. dollar (the noon buying rate on June 30, 2016, as published by the U.S. Federal Reserve).

- For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the three months ended June 30, 2016 of Ps. 18.0520 per U.S. dollar was used in accordance with applicable norms.

Revenues (2Q16 vs 2Q15)

•	Aeronautical services revenues increased by Ps. 263.3 million, or 18.8%.
•	Non-aeronautical services revenues increased by Ps. 93.4 million, or 19.1%.
•	Revenues from improvements to concession assets rose by Ps. 228.8 million, or 91.4%.
•	Total revenues increased by Ps. 585.5 million, or 27.4%.

Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 244.1 million, or 21.5%, compared to 2Q15, generated by increases in passenger traffic and passenger fees.
ii.	Revenues from the Montego Bay airport increased by Ps. 19.2 million, or 7.3%, compared to 2Q15, generated by the increase in passenger traffic.

Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 71.4 million, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 55.0 million, while revenues from businesses operated directly by the Company increased by Ps. 16.4 million.
ii.	The Montego Bay airport reported an increase in revenues of Ps. 22.0 million, or 26.6%, compared to 2Q15.

Amounts expressed in thousands of Mexican pesos.

Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 228.8 million, or 91.4%, compared to 2Q15, as 2016 is the year with the highest committed investment under the Master Development Program for 2015-2019. During 2Q16, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 2Q16 increased by Ps. 389.7 million, or 34.9% compared to 2Q15. This line item increased by Ps. 287.8 million at the Mexican airports, or 23.1%, compared to 2Q15, and by Ps. 73.1 million, or 38.1%, compared to 2Q15 at the Montego Bay airport.

The cost of improvements to concession assets (IFRIC 12) increased by Ps. 228.8 million and concession taxes increased by Ps. 74.5 million.

Cost of services increased by Ps. 10.5 million, or 2.5%, compared to 2Q15, and comprised primarily the following costs:

-	Employee costs during 2Q16 increased by Ps. 18.2 million, or 13.7% compared to 2Q15.

-	Maintenance costs for 2Q16 increased by Ps. 6.9 million, or 9.5% compared to 2Q15, mainly due to maintenance of checked baggage inspection equipment, baggage carrousels, CUTE system and terminal buildings.

-	Other operating expenses in 2Q16 decreased by Ps. 18.2 million, or 18.0%, compared to 2Q15, mainly due to a decrease of Ps. 13.6 million in professional fees and provisions in the reserve for doubtful accounts of Ps. 10.2 million (offset by an increase in convenience store supplies and VIP Lounges of Ps. 5.7 million).

Operating margin of 2Q16 decreased by 310 basis points, from 47.8% in 2Q15 to 44.7% in 2Q16. Excluding the effects of IFRIC 12, the operating margin increased from 54.2% in 2Q15 to 54.3% in 2Q16. Operating income increased by Ps. 195.8 million, or 19.1%, compared to 2Q15; while the operating income for the Montego Bay airport decreased by Ps. 31.9 million.

1. Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

EBITDA margin decreased by 470 basis points, from 61.7% in 2Q15 to 57.0% in 2Q16. EBITDA margin, excluding the effects of IFRIC 12, decreased by 80 basis points, from 69.9% in 2Q15 to 69.1% in 2Q16. The nominal value of EBITDA increased by Ps. 232.4 million, or 17.6%. The nominal value of EBITDA of the Montego Bay airport decreased by Ps. 17.7 million.

Financial cost increased by Ps. 199.3 million in 2Q16, increasing from a net loss of Ps. 84.1 million in 2Q15 to a net loss of Ps. 283.5 million in 2Q16. This amount mainly comprises a foreign exchange rate loss of Ps. 182.6 million derived from the loan obtained in connection with the acquisition of DCA. The Company’s total financing interest expenses of Ps. 54.8 million included: (i) financing interest expenses related to the Montego Bay airport’s debt of Ps. 13.4 million; (ii) interest expenses on loans for capital investments in Mexico of Ps. 19.0 million; (iii) Ps. 12.9 million in financing interest expenses for the loan taken for the acquisition of DCA; and (iv) loss in the fair value of a hedging instrument of Ps. 9.5 million. These expenses were partially offset by an interest income increase of Ps. 38.1 million. The foreign exchange loss for 2Q16 was offset by a positive comprehensive income generated by the currency translation effect, which increased by Ps. 285.9 million compared to 2Q15.

Comprehensive income in 2Q16 increased by Ps. 295.7 million, or 47.5%, compared to 2Q15. The amount mainly comprises thethe currency translation effect of Ps. 285.9 million. Income taxes declined Ps. 14.2 million in 2Q16 compared to 2Q15. Tax expenses for the Montego Bay airport were Ps. 5.5 million, while the Mexican airports experienced an income tax increase of Ps. 22.4 million, due to an tax increase of Ps. 87.9 million, and a deferred tax decrease of Ps. 65.4 million, resulting from an inflation rate of 0.3% in 2Q16, whereas in 2Q15, there was a deflation rate of 0.5%.

Pro Forma Consolidated Results for the First Half of 2016 as if the DCA Acquisition had Taken Place on January 1, 2015

On April 20, 2015, GAP acquired 100% of the shares of DCA. DCA is a 74.5% shareholder in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport in Montego Bay, Jamaica. As a consequence, the Company began to consolidate the financial information of DCA and MBJA in GAP’s financial statements starting April 1, 2015 for the 2015 fiscal year in accordance with IFRS. However, in order to allow investors to assess the full results and impact of the DCA acquisition for 1H16 compared to 1H15, a condensed version of the pro forma income statement is presented below as if the acquisition had taken place on January 1, 2015:

(in thousands of Pesos):

1H15	1H16	Change
Revenues			
Aeronautical services	2,713,761	3,369,190	24.2%
Non-aeronautical services	957,446	1,162,198	21.4%
Improvements to concession assets (IFRIC 12)	500,947	958,586	91.4%
Total revenues	**4,172,154**	**5,489,974**	**31.6%**
Operating costs			
Costs of services	796,077	843,097	5.9%
Technical assistance fees	121,163	143,274	18.2%
Concession taxes	234,717	388,091	65.3%
Depreciation and amortization	596,258	665,764	11.7%
Cost of improvements to concession assets (IFRIC 12)	500,947	958,586	91.4%
Other expense (income)	(55,822)	(4,813)	(91.4%)
Total operating costs	**2,193,339**	**2,993,999**	**36.5%**
Operating income	**1,978,815**	**2,495,975**	**26.1%**
Finance (cost) income	(61,275)	(333,540)	444.3%
Share of profit of associates	(39)	(961)	(2358.2%)
Income before income taxes	**1,917,501**	**2,161,474**	**12.7%**
Income taxes	(585,196)	(623,588)	6.6%
Net income	**1,332,305**	**1,537,886**	**15.4%**
Currency translation effect	(16,276)	413,095	(2638.1%)
Comprehensive income	**1,316,029**	**1,950,981**	**48.2%**
Non-controlling interest	(45,675)	(98,460)	(115.6%)
Comprehensive income attributable to controlling interest	**1,270,354**	**1,852,521**	**45.8%**

Consolidated Results for the Six-Months ended June 30, 2016 (in thousands of pesos):

Consolidated results for 2015 includes figures for the Montego Bay airport beginning April 1, 2015; therefore, 1H16 figures may not be directly comparable with information for 1H15.

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 18.4935 per U.S. dollar (noon buying rate on June 30, 2016, as published by the Board of Governors of the Federal Reserve).

-	For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate for the six months ended June 30, 2016 of Ps. 18.0388 was used, in accordance to the applicable norms.

-	Revenues (1H16 vs 1H15)

•	Aeronautical services revenues increased by Ps. 860.2 million, or 34.3%.
•	Non-aeronautical services revenues increased by Ps. 289.1 million, or 33.1%.
•	Revenues from improvements to concession assets increased by Ps. 457.6 million, or 91.4%.
•	Total revenues increased by Ps. 1.6 billion, or 41.4%.

-	Aeronautical services revenues include:

i.	Revenues for the Mexican airports rose by Ps. 516.5 million, or 18.7%, compared to 1H15, due to an increase in passenger traffic and passenger fees.
ii.	In 1H16, the Montego Bay airport contributed a Ps. 343.7 million increase compared to 1H15, as a result of the consolidation of figures beginning April 1, 2015.

-	Non-aeronautical services include:

i.	Mexican airports contributed a Ps. 159.5 million increase, mainly driven by businesses operated by third parties, which rose by Ps. 120.8 million, while businesses operated directly by the Company increased by Ps. 38.7 million.
ii.	In 1H16, revenues from the Montego Bay airport contributed an increase of Ps. 129.6 million compared to 1H15, as a result of the consolidation of figures beginning April 1, 2015.

Figures are in thousands of Mexican pesos. Revenues from the Montego Bay airport are included starting April 1, 2015, date on which this airport’s consolidated began.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 457.6 million, or 91.4%, compared to 1H15, as 2016 has the highest investment of the Master Development Program for the 2015-2019 period. During 1H16, the Montego Bay airport did not undertake any improvements to concession assets.

Total operating costs during 1H16 increased by Ps. 993.9 million, or 49.7%, compared to 1H15, primarily due to the consolidation of the Montego Bay airport beginning April 1, 2015, which, also reported an increase in operating expenses of Ps. 353.3 million. This amount primarily comprised concession taxes of Ps. 162.7 million, depreciation and amortization costs of Ps. 40.7 million, employee costs of Ps. 32.1 million, safety, security and insurance of Ps. 17.7 million, other expenses of Ps. 17.5 million, maintenance of Ps. 16.0 million, utilities of Ps. 13.4 million, as well as amortization of the value of the concession for Ps. 53.0 million.

Operating costs for the Mexican airports during 1H16 increased by Ps. 611.8 million, or 25.1%, compared to 1H15. This was mainly due to costs related to improvements to concession asset (IFRIC 12), which increased Ps. 457.6 million as well as by an increase in concession taxes of Ps. 33.8 million.

Cost of services for the Mexican airports increased by Ps. 29.3 million, or 4.4%, in 1H16 compared to 1H15, comprised primarily the following costs:

-	Employee costs increased by Ps. 19.7 million, or 8.5% in 1H16.

-	Maintenance costs for 1H16 increased by Ps. 12.3 million, or 10.3%, compared to 1H15, mainly due to maintenance for checked baggage inspection equipment, baggage carrousels and terminal buildings.

-	Other operating expenses for 1H16 decreased by Ps. 8.7 million, or 6.0%, as a result of lower professional services fees of Ps. 11.2 million and in the reserve for doubtful accounts for Ps. 10.7 million, which was offset by an increase of Ps. 7.1 million in supplies for convenience stores, VIP lounges for Ps. 5.4 million, among others.

Operating margin for 1H16 increased by 40 basis points, from 45.1% in 1H15 to 45.5% in 1H16. Operating margin, excluding the effects of IFRIC 12, increased from 51.3% in 1H15 to 55.1% in 1H16. Operating income increased by Ps. 613.1 million, or 32.6%; of which the Montego Bay airport accounted for Ps. 120.0 million.

2. Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure committed in each quarter in accordance with our Master Development Plan. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

EBITDA margin decreased by 30 basis points, from 57.9% in 1H15 to 57.6% in 1H16. EBITDA margin, excluding the effects of IFRIC 12, increased by 400 basis points from 65.8% in 1H15 to 69.8% in 1H16. The nominal value of EBITDA increased by Ps. 747.8 million, or 22.8%; of which the Montego Bay airport accounted for Ps. 215.4 million.

Financial cost increased by Ps. 241.3 million in 1H16, compared to 1H15. This amount mainly comprises a foreign exchange loss of Ps. 212.0 million derived from loan obtained in connection with acquisition of DCA. Total financing expenses of Ps. 110.6 million included: i) financing interest expenses related to the Montego Bay airport’s debt of Ps. 26.7 million, ii) interest expenses paid on loans for capital investments in Mexico of Ps. 50.1 million, iii) Ps. 24.3 million in financing interest expenses for the loan taken for the acquisition of DCA; and iv) loss in the fair value of a hedging instrument of Ps. 9.5 million. These expenses were partially offset by an interest income increase of Ps. 81.3 million. The foreign exchange loss for 1H16 was offset by a positive comprehensive income generated by the currency translation effect, which increased by Ps. 362.1 million compared to 1H15.

Comprehensive income in 1H16 increased by Ps. 660.9 million, or 51.2%, compared to 1H15. Of this increase, Ps. 260.3 million was contributed by the Mexican airports; Ps. 362.1 million from the currency translation effect and Ps. 38.5 million from the Montego Bay airport. Income taxes increased by Ps. 72.1 million in 1H16 compared to 1H15. Tax expenses for the Montego Bay airport declined by Ps. 5.1 million (tax rate of 25%), while the Mexican airports experienced an income tax increase of Ps. 77.2 million, due to a tax increase of Ps. 187.3 million, and a deferred tax decrease of Ps. 110.1 million, resulting from an inflation rate of 0.4% in 1H16 whereas in 1H15, there was a deflation rate of 0.2%.

Statement of Financial Position

The Company’s financial position as of June 30, 2016 reported an increase of Ps. 2.64 billion in assets compared to June 30, 2015, primarily due to the following items: cash and cash equivalents of Ps. 862.0 million, equipment and machinery of Ps. 375.4 million, improvements to concession assets of Ps. 605.0 million and airport concessions of Ps 500.7 million, this increase was due to an increase in the exchange rate applied to the fair value of the Montego Bay airport concession.

Total liabilities at June 30, 2016 increased by Ps. 2.6 billion compared to June 30, 2015. This increase was primarily due to: (i) a Ps. 1.1 billion bond placed in the Mexican debt market for CAPEX financing; (ii) an increase in the bank loan obtained for the acquisition of DCA for the equivalent in U.S. dollars of Ps. 640.1 million; (iii) dividends payable of Ps. 291.6 million; (iv) a Ps. 175.3 million increase in guarantee deposits received from clients; (v) a Ps. 106.8 million increase in concession taxes payable; and (vi) deferred tax liabilities of Ps. 136.4 million due to concession value of the Montego Bay airport, among others.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Exhibit A: Operating results by airport (in thousands of pesos):

| Airport | 2Q15 | 2Q16 | Change | 1H15 | 1H16 | Change |
|---|---|---|---|---|---|---|
| **Hermosillo** | | | | | | |
| Aeronautical services | 47,737 | 60,286 | 26.3% | 92,385 | 115,240 | 24.7% |
| Non-aeronautical services | 15,020 | 17,579 | 17.0% | 29,038 | 34,129 | 17.5% |
| Improvements to concession assets (IFRIC 12) | 17,243 | 44,906 | 160.4% | 34,486 | 89,813 | 160.4% |
| **Total Revenues** | **80,000** | **122,771** | **53.5%** | **155,909** | **239,182** | **53.4%** |
| Operating income | 27,252 | 38,183 | 40.1% | 51,013 | 71,564 | 40.3% |
| **EBITDA** | **38,374** | **50,389** | **31.3%** | **73,344** | **95,936** | **30.8%** |
| | | | | | | |
| **Guanajuato** | | | | | | |
| Aeronautical services | 63,443 | 73,838 | 16.4% | 120,254 | 142,914 | 18.8% |
| Non-aeronautical services | 21,531 | 21,140 | (1.8%) | 39,984 | 41,903 | 4.8% |
| Improvements to concession assets (IFRIC 12) | 7,252 | 26,008 | 258.6% | 14,504 | 52,016 | 258.6% |
| **Total Revenues** | **92,226** | **120,986** | **31.2%** | **174,742** | **236,833** | **35.5%** |
| Operating income | 51,469 | 55,945 | 8.7% | 94,063 | 109,774 | 16.7% |
| **EBITDA** | **62,123** | **67,900** | **9.3%** | **115,356** | **133,879** | **16.1%** |
| | | | | | | |
| **Others** (1) | | | | | | |
| Aeronautical services | 110,433 | 134,469 | 21.8% | 216,690 | 267,738 | 23.6% |
| Non-aeronautical services | 27,753 | 30,547 | 10.1% | 54,345 | 59,763 | 10.0% |
| Improvements to concession assets (IFRIC 12) | 46,618 | 57,949 | 24.3% | 93,237 | 115,898 | 24.3% |
| **Total Revenues** | **184,804** | **222,965** | **20.6%** | **364,272** | **443,399** | **21.7%** |
| Operating income | 22,915 | 44,301 | 93.3% | 47,922 | 94,204 | 96.6% |
| **EBITDA** | **63,558** | **83,782** | **31.8%** | **129,770** | **172,432** | **32.9%** |
| | | | | | | |
| **Total** | | | | | | |
| Aeronautical services | 1,400,141 | 1,663,450 | 18.8% | 2,508,943 | 3,369,190 | 34.3% |
| Non-aeronautical services | 490,115 | 583,489 | 19.1% | 873,121 | 1,162,198 | 33.1% |
| Improvements to concession assets (IFRIC 12) | 250,473 | 479,293 | 91.4% | 500,947 | 958,586 | 91.4% |
| **Total Revenues** | **2,140,731** | **2,726,232** | **27.4%** | **3,883,010** | **5,489,970** | **41.4%** |
| Operating income | 1,011,823 | 1,224,434 | 21.0% | 1,845,688 | 2,512,510 | 36.1% |
| **EBITDA** | **1,313,395** | **1,556,186** | **18.5%** | **2,385,793** | **3,174,111** | **33.0%** |

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

2Q15	2Q16	Change	1H15	1H16	Change
Revenues						
Aeronautical services	1,400,141	1,663,450	18.8%	2,508,943	3,369,190	34.3%
Non-aeronautical services	490,115	583,489	19.1%	873,121	1,162,198	33.1%
Improvements to concession assets (IFRIC 12)	250,473	479,293	91.4%	500,947	958,586	91.4%
Total revenues	**2,140,729**	**2,726,232**	**27.4%**	**3,883,011**	**5,489,974**	**41.4%**
Operating costs						
Costs of services:	424,874	435,395	2.5%	717,060	843,097	17.6%
Employee costs	132,736	150,930	13.7%	232,989	284,816	22.2%
Maintenance	72,706	79,630	9.5%	121,949	150,329	23.3%
Safety, security & insurance	65,856	68,476	4.0%	116,049	137,677	18.6%
Utilities	52,961	53,859	1.7%	83,299	98,777	18.6%
Other operating expenses	100,615	82,500	(18.0%)	162,774	171,498	5.4%
Technical assistance fees	58,044	70,958	22.2%	115,530	143,274	24.0%
Concession taxes	117,351	191,930	63.6%	191,474	388,091	102.7%
Depreciation and amortization	297,121	333,700	12.3%	531,109	665,764	25.4%
Cost of improvements to concession assets (IFRIC 12)	250,473	479,293	91.4%	500,947	958,586	91.4%
Other income	(30,986)	(4,745)	(84.7%)	(55,984)	(4,813)	(91.4%)
Total operating costs	**1,116,876**	**1,506,531**	**34.9%**	**2,000,136**	**2,993,999**	**49.7%**
Income from operations	**1,023,854**	**1,219,701**	**19.1%**	**1,882,875**	**2,495,975**	**32.6%**
Finance (cost) income	(84,133)	(283,479)	236.9%	(92,270)	(333,540)	261.5%
Share of profit of associates	(39)	(969)	(2380.2%)	(39)	(961)	(2358.2%)
Income before income taxes	**939,682**	**935,254**	**(0.5%)**	**1,790,566**	**2,161,474**	**20.7%**
Income taxes	(368,516)	(354,296)	(3.9%)	(551,514)	(623,589)	13.1%
Net income	**571,166**	**580,958**	**1.7%**	**1,239,052**	**1,537,886**	**24.1%**
Currency translation effect	51,022	336,955	560.4%	51,022	413,095	709.6%
Comprehensive income	**622,188**	**917,913**	**47.5%**	**1,290,074**	**1,950,981**	**51.2%**
Non-controlling interest	(28,703)	(67,968)	(136.8%)	(28,703)	(98,460)	(243.0%)
Comprehensive income attributable to controlling interest	**593,485**	**849,946**	**43.2%**	**1,261,371**	**1,852,521**	**46.9%**

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

The Retained Earnings for the 2016 period includes the net income from Montego Bay airport for the nine months of April 1 to December 31, 2015.

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo). GAP consolidated the results of DCA as of April 1, 2015 in accordance with IFRS. However, solely for purposes of providing a tool for comparison of the Montego Bay airport’s performance with historical data prior to the consolidation, the Company’s total passengers, cargo volumes and WLU corresponding to accumulated figures for 2Q15 include figures from the Montego Bay airport as if the acquisition had taken place on January 1, 2015, including revenues and cost of services.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  July 28, 2016